Exhibit 99.1

500.com Limited Announces Acquisition of Shares of MelcoLot Limited

SHENZHEN, China, May 29, 2017—500.com Limited (NYSE: WBAI) (“500.com” or the “Company”), a leading online sports lottery service provider in China, today announced that it entered into a share purchase agreement (“Share Purchase Agreement”) pursuant to which it has conditionally agreed to purchase from Melco LottVentures Holdings Limited an aggregate of 1,278,714,329 shares (the “Sale Shares”) of MelcoLot Limited (“MelcoLot”), a company listed on the Hong Kong Stock Exchange (Stock Code: 8198), representing approximately 40.65% of MelcoLot’s existing issued share capital as of the date of this announcement. The total consideration for the Sale Shares is approximately HK$322.2 million (US$41.3 million), equivalent to approximately HK$0.252 per Sale Share. Closing of the acquisition of the Sale Shares is subject to certain conditions set out in the Share Purchase Agreement.

Pursuant to Rule 26.1 of the Hong Kong Code on Takeovers and Mergers, upon the completion of the acquisition of the Sale Shares, we will be required to make a cash offer to acquire all the shares of MelcoLot in issue (other than those already owned or agreed to be acquired by us and our parties acting in concert) at HK$0.252 per share. Furthermore, pursuant to Rule 13.5 of the Hong Kong Code on Takeovers and Mergers, upon completion of the acquisition of the Sale Shares, we will also be required to make cash offer to cancel all the outstanding options granted by MelcoLot pursuant to its share option schemes.

For further details of the acquisition of Sale Shares and the conditional mandatory cash offers mentioned above, please refer to the joint announcement made by us and MelcoLot on the website of the Hong Kong Stock Exchange on May 29, 2017.

About 500.com Limited

500.com Limited (NYSE: WBAI) is a leading online sports lottery service provider in China. The Company offers a comprehensive and integrated suite of online lottery services, information, user tools and virtual community venues to its users. 500.com was among the first companies to provide online lottery services in China, and is one of two entities that have been approved by the Ministry of Finance to provide online lottery sales services on behalf of the China Sports Lottery Administration Center, which is the government authority that is in charge of the issuance and sale of sports lottery products in China.

About MelcoLot Limited

MelcoLot Limited (HK: 8198) is principally engaged in the provision of lottery-related technologies, systems and solutions to two state-run lottery operators in the PRC, namely the China Welfare Lottery Issuance Centre and China Sports Lottery Administration Centre (“CSLA”). MelcoLot is a distributor of high quality, versatile lottery terminals and parts for CSLA, which is the exclusive sports lottery operator in the PRC. MelcoLot provides game upgrading technology and system maintenance service for the rapid-draw game, “Shi Shi Cai” in Chongqing Municipality. MelcoLot has also established a wide presence by managing a network of retail outlets in the PRC.

Safe Harbor Statements

This news release contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “target,” “going forward,” “outlook” and similar statements. Such statements are based upon management’s current expectations and current market and operating conditions, and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company’s control, which may cause the Company’s actual results, performance or achievements to differ materially from those in the forward-looking statements. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. The Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under law.